April 27, 2011

Via EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall
Assistant Director

Re:	Holly Corporation
Registration Statement on Form S-4
File No. 333-172978
Filed March 21, 2011
Dear Mr. Schwall:
     Set forth below are the responses of Holly Corporation, a Delaware corporation (“Holly”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2011 (the “Comment Letter”), with respect to Holly’s Form S-4 filed with the Commission on March 21, 2011, File No. 333-172978 (the “Registration Statement”) relating to the proposed “merger of equals” business combination involving Holly and Frontier Oil Corporation (“Frontier”). For your convenience, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. Page references contained in Holly’s responses are to Amendment No. 1 to the Registration Statement, which is being filed simultaneously with this letter. For your convenience, we have also sent to you marked copies of Amendment No. 1 to the Registration Statement.
General
1.	We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2009 and related filings have been resolved.

RESPONSE:	We acknowledge the Staff’s position and do not intend to request acceleration of effectiveness of the Registration Statement until all outstanding issues related to the review of our Form 10-K for the fiscal year ended December 31, 2009 and related filings have been resolved.
The Merger, page 33
Background of the Merger, page 33

United States Securities and Exchange Commission
April 27, 2011

2.	We note your disclosure that in 2003, “Holly and Frontier entered into a merger agreement that terminated following litigation between the parties...” Please revise to expand the description of this prior litigation. For example, and without limitation, please describe more specifically the factual allegations of such prior litigation and the role, if any, it had on the discussions and negotiations relating to the current proposed merger.

RESPONSE:	The Registration Statement has been revised as requested. Please see the “Background of the Merger” section on pages 33-34 and page 37.
Unaudited Pro Forma Condensed Combined Financial Information, page 108
General
3.	We note the disclosure indicating that the pro forma condensed combined financial statements do not include one-time costs directly attributable to the transaction. Please note that the pro forma balance sheet should reflect an adjustment for direct, incremental costs of the acquisition which are not yet reflected in the historical financial statements of either the target or acquirer.

RESPONSE:	The Registration Statement has been revised as requested. Please see Sub-note (a) under Note 2. “Pro Forma Adjustments” to the pro forma condensed combined financial statements on pages 112-113.
Note 1. Basis of Presentation, page 111
4.	Under ASC 805, you should use the most recent stock price at the time of filing for determining the value of stock to be issued in a transaction that has not yet consummated. In addition, the notes to the pro forma balance sheet should include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price. The appropriate percentages should be reasonable in light of your volatility.

RESPONSE:	The Registration Statement has been revised as requested. Please see Note 1. “Basis of Presentation” to the pro forma condensed combined financial statements on pages 111-112.
5.	The expected useful lives or amortization periods of significant assets acquired in a purchase business combination, including identified intangibles, should be disclosed in the notes to your pro forma financial statements.

RESPONSE:	The Registration Statement has been revised as requested. Please see Sub-notes (e) and (g) under Note 2. “Pro Forma Adjustments” to the pro forma condensed combined financial statements on page 113, which clarifies the estimated useful

United States Securities and Exchange Commission
April 27, 2011

lives used for the significant components of properties, plants and equipment and identified intangibles expected to be acquired.
Note 2. Pro Forma Adjustments, page 112
(d) Properties, Plant and Equipment, page 113
6.	We note your discussion of a decrease in depreciation expense resulting from adjustments to the useful lives of properties, plant and equipment. Describe for us the specific properties, plant and equipment involved. Tell us the historical useful lives and the lives used for purposes of the pro forma presentation. Explain to us, in reasonable detail, your basis for concluding that the revised useful lives are appropriate.

RESPONSE:	The primary components of Frontier’s properties, plants and equipment along with Frontier’s historical useful lives and those lives assumed in the preparation of the pro-forma adjustments follows:

	Preliminary	Estimated Useful Lives
	Estimated Fair	Pro Forma	Frontier’s
	Value	Financial	Historical Weighted
Categories of Properties, Plants and Equipment	(in thousands)	Statements	Avg
Refineries, pipelines, terminals and tanks	$960,000	25 yrs	20 yrs
Buildings	23,200	25 yrs	30 yrs
Land and land improvements:
Depreciable land improvements	6,300	25 yrs	20 yrs
Land	8,300	not depreciated	not depreciated

Total land and land improvements	14,600
Furniture, fixtures and other	17,200	7 yrs	7 yrs

Total properties, plants and equipment	$1,015,000

The difference in estimated useful lives that primarily contribute to the depreciation decrease relate to Frontier’s refineries, pipelines, terminals and tanks. We estimated the useful lives for Frontier’s refineries, pipelines, terminals and tanks for pro forma purposes at 25 years to conform with our depreciable lives. We have historically used 25-year lives to depreciate our refinery assets based on our historic utilization of such assets and believe 25 years is a reasonable estimated life for the acquired Frontier assets.

United States Securities and Exchange Commission
April 27, 2011

7.	Your discussion indicates, in part, that adjustment (d) eliminates approximately $24 million in amortization attributable to deferred turnaround and catalyst costs. Explain to us in further detail the reasons for this adjustment. As part of your response, describe the nature of the underlying costs. Additionally, describe the accounting policies that were applied to these costs historically by Frontier as well as the policies you intend to apply to them prospectively.

RESPONSE:	Deferred turnaround costs relate to periodic overhauls and refurbishments of the processing units of a petroleum refinery and generally consist of contract services, materials and equipment rental costs. These costs have been deferred by Frontier when incurred and amortized on a straight-line basis over the period until the next “turnaround” (generally every 2 to 5 years). Deferred catalyst costs relate to catalysts used in the refining process and are replaced at periodic levels when the quality of the catalyst has deteriorated beyond its prescribed function. These catalyst costs are generally not a significant piece of Frontier’s overall turnaround costs and are deferred and amortized over the estimated useful life of the specific catalyst. Our accounting policies with respect to these turnaround and catalyst costs are consistent with those historically followed by Frontier.

The turnaround and catalyst costs previously incurred by Frontier are implicit in the estimated fair value assigned to Frontier’s refining facilities in the pro forma condensed combined financial statements as these costs contribute to the physical and operating condition of the refineries, thus they cannot be separately identified in a fair value determination. The condition of the refineries, including all recent overhauls and refurbishments associated with turnarounds, has been factored into the preliminary estimated fair value of the refining facilities and the estimated useful lives assigned thereto. The fair value of the refineries, in turn will be depreciated over the estimated useful lives of the refineries and are reflected in the depreciation expense adjustment in the pro forma statement of income. As turnaround costs are not a separately identifiable asset, they have been eliminated from the pro forma balance sheet as part of our preliminary purchase price allocations and as a result, the related amortization expense in the pro forma statement of income was removed as it is implicitly considered in the pro-forma depreciation expense.

United States Securities and Exchange Commission
April 27, 2011

     Please direct any questions or comments regarding the foregoing to me at (214) 871-3555 or Alan J. Bogdanow or Christina A. Tate of Vinson & Elkins L.L.P. at (214) 220-7857 and (214) 220-7810, respectively.

Sincerely,

/s/ Denise C. McWatters

Denise C. McWatters
Vice President, General Counsel and
Secretary

cc:	Joanna Lam W. Bradshaw Skinner Sirimal R. Mukerjee Alexandra M. Ledbetter United States Securities and Exchange Commission

J. Currie Bechtol
Frontier Oil Corporation

Alan J. Bogdanow
Christopher R. Rowley
Christina A. Tate
Vinson & Elkins L.L.P.

Robert V. Jewell
Melinda H. Brunger
Andrews Kurth LLP